February 26, 2025

J.D. Siegel
Executive Vice President, General Counsel & Secretary
Claros Mortgage Trust, Inc.
c/o Mack Real Estate Credit Strategies, L.P.
60 Columbus Circle
20th Floor
New York, NY 10023

        Re: Claros Mortgage Trust, Inc.
            Registration Statement on Form S-3
            Filed February 21, 2025
            File No. 333-285101
Dear J.D. Siegel:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:    Brent T. Epstein, Esq.